Exhibit 99.1

Appendix 4E – Preliminary Final Report
For the Financial Year Ended 30 June 2017

Current Reporting Period – Year Ended 30 June 2017

Previous Reporting Period – Year Ended 30 June 2016

In compliance with Listing Rule 4.2A.

				30 June 2017		30 June 2016
Revenues	Up	39%	to	1,396,197	from	1,001,077
Loss after tax attributable to members	UP	22%	to	(6,804,154)	from	(5,599,004)
Net loss for the period attributable to members	UP	22%	to	(6,804,154)	from	(5,599,004)

Net Tangible Asset per Security	(cents per security)
As at 30 June 2017	5.056
As at 30 June 2016	6.168

Dividends (distribution)	Amount per Security	Franked Amount per Security
Current period	n/a	n/a
Previous corresponding period	n/a	n/a

Record date for determining entitlements to dividend	n/a

Details of dividend reinvestment plans in operation	None

Details of entities over which control has been gained or lost during the period	None

Details of Associates and Joint Ventures	None

These accounts have been subject to review and there has been no qualification or dispute.

Explanation of the above information:

Refer to the Directors’ Report.

Approved Date: Thursday, 31st August 2017

Appendix 4E

Preliminary Financial Report

For the Year Ended 30 June 2017

In compliance with Listing Rule 4.2A

Page 2 of 21	ASX: IMC NASDAQ: IMRN

Page 3 of 21	ASX: IMC NASDAQ: IMRN

Directors’ Report (Continued…)

Your Directors present their report on Immuron Limited for the year ended 30 June 2017.

Directors

The following persons were directors of Immuron Limited and its entity it controls during the year and up to the date of this report, unless otherwise stated:

Dr. Roger Aston	Non-Executive Chairman
Mr. Peter Anastasiou	Deputy Executive Vice Chairman
Mr. Stephen Anastasiou	Non-Executive Director
Mr. Daniel Pollock	Non-Executive Director
Prof. Ravi Savarirayan	Independent Non-Executive Director (Appointed 7 April 2017)

REVIEW OF OPERATIONS

Highlights

●	Fatty liver trials are on track and top-line results expected Q4 2017 for NASH, Q4 2018 for Pediatric NAFLD and Q1 2019 for ASH

●	NASDAQ Listing raises US$6 million

●	NASH Phase II Study achieves major milestones and receives new US stimulus

●	Paediatric NAFALD Phase II trial recruits first patient

●	Clostridium difficile infection trial clinical drug manufactured, ethics and regulatory approvals and site initiated

●	Travelan marketing strategy drives sales growth

●	US Department of Defence Research Collaboration expands

●	IMM-124E progresses to next study phase in acute colitis model

Fatty Liver Portfolio

Three Ongoing Phase II Programs in Clinical Development (NASH, ASH and Pediatric NAFLD)

The lead Principle Investigator for the Immuron non-alcoholic steatohepatitis (NASH) clinical study Dr Arun Sanyal, is the former President of AASLD (American Association for the Study of Liver Diseases) and current Chair of the Liver Study Section at the National Institute of Health (NIH).

The study achieved its recruitment goal of at least 120 patients this year and successfully enrolled 133 patients with biopsy proven NASH. The primary endpoint is changes in liver fat content confirmed by MRI and secondary endpoints being changes in ALT (liver enzymes). The top-line results for the study are expected to be reported by Q4 2017.

NASH is a severe form of non-alcoholic fatty liver disease (NAFLD). It affects about 16 million people annually in the United States alone, making it a prime opportunity for the pharmaceutical and biotechnology industries.

With 17.3 percent of Americans aged 15 – 19 suffering NAFLD, Immuron’s Phase I/II clinical trial with Emory University is timely. Health authorities estimate paediatric NAFLD affects five to 10 percent of the US paediatric population, with no current approved treatments.

The lead Principle Investigator for our Pediatric NAFLD study is Dr Miriam Vos, Emory University. Dr Vos specializes in the treatment of gastrointestinal disease in children as well as fatty liver disease and obesity.

Our NIH funded Phase II double blind, placebo control, randomized clinical study of IMM-124E enrolled the first patient into the study in February this year and has so far randomized over 10% of the targeted 40 patients into the study. The primary endpoint is changes in ALT (liver enzymes) following 3 months of treatment with top-line results expected in Q4 2018.

Page 4 of 21	ASX: IMC NASDAQ: IMRN

Directors’ Report (Continued…)

Dr Arun Sanyal is also the lead Principle Investigator of the Immuron alcoholic steatohepatitis (ASH) clinical study which is also funded by the NIH. Over 50% of the targeted 66 patients have been randomized into the study. The primary endpoint is changes in ALT (liver enzymes) with top-line results are expected in Q1 2019.

US Securities and Exchange Commission Registration

Immuron successfully completed its Initial Public Offering (IPO) on 9 June 2017. The Company, through its lead broker Joseph Gunnar & Co. LLC and Rodman & Rendshaw placed 610,000 ADSs and 701,500 Warrants raising USD$6.1M before costs. The close of this raising marked a significant milestone in Immuron’s lifecycle as the Company not only secured additional funding to process its clinical portfolio and current primary clinical trial to completion, but it also gained international exposure to the much large US market.

The listing process had been an ongoing process of audit, legal and regulatory reviews for a number of months to ensure Immuron’s compliance with SEC and NASDAQ regulations.

NASH Clinical Trial Achieves Major Milestones and Receive New US Stimulus

The Company reported the results of the planned interim analysis in July this year. The primary objective of the interim analysis was to evaluate the safety of IMM-124E. The interim analysis was conducted by an Independent Committee to maintain blindness of both company and investigators as required to maintain the study integrity.

The Committee also explored the data for signals of efficacy from the primary, secondary and exploratory end points. The analysis was not powered for efficacy due to the limited sample size.

The report submitted to the Company by the Committee confirmed that there were no safety concerns or adverse events, serum biochemistry, hematology, vital signs, or physical examination findings for both treatment groups. We were very pleased to be able to report the efficacy signals on liver enzymes (ALT and AST) which demonstrated a dose related reduction in both treatment doses at 24 weeks, though not statistically different than placebo.

As these parameters inherently fluctuate over time and are significantly affected by baseline values the interim analysis committee also had scheduled to perform additional analyses on the data set to correct for these inherent variations. Comparing the Area Under Curve for the ALT/AST data over time of IMM-124E to Placebo, accounts for all the available data.

Such analysis demonstrated a significant reduction of ALT and AST over time (AUC ANCOVA analysis) compared to placebo. A dose-related effect was reported when the greatest decrease occurred in the highest dose group, with the low dose group decreasing by an intermediate amount compared with the placebo group.

The Company believes that this documented effect, together with a correlation between ALT and AST, is the proof of concept for a biological effect demonstrating decrease in liver injury.

Immuron has also advanced its world-leading IMM-124E research in NASH with two new studies at Duke University and Sanyal Biotechnology. The studies should augment the evidence of IMM-124E’s unique mechanism of action (MOA) and expected effect on NASH. The results from these studies will supplement our pre-clinical and clinical studies to date, including the anti-fibrotic effect seen in the CCl4 model and the metabolic and immunological improvements seen in both the Ob-Ob mice as well as the Company’s phase I clinical study.

The studies will attempt to generate comparable results in the two leading NASH mouse models which mimic the full clinical spectrum of human NASH, from simple steatosis to substantial fibrosis and cirrhosis. The additional preclinical studies will proceed under the leadership of two internationally renowned NASH researchers, Dr Arun Sanyal, founder of Sanyal Biotechnology, and Dr Anna-Mae Diehl, Director at the Duke University Liver Centre.

The studies are ongoing and are expected to be completed by Q4 2017.

Page 5 of 21	ASX: IMC NASDAQ: IMRN

Directors’ Report (Continued…)

Clostridium Difficile Infection (CDI) Trial Drug Completes Manufacturing Phase

Immuron is pursuing the biopharmaceutical research and development for an effective and safe non-antibiotic treatment of CDI which accounts for more than 450,000 patients and over 29,000 deaths per year in the United States alone. The IMM-529 drug product for the study has been manufactured and is a first-in class oral immunotherapeutic targeting the treatment of Clostridium difficile infection. IMM-529 has been shown in preclinical tests to be an effective treatment in all phases of the disease and success in this trial will provide encouragement to the Board and Management that the IMM-529 drug product has significant potential for continued clinical development.

The Company received approval from the Israeli Ministry of Health (MoH) and the Hadassah Medical Center Ethics Committee in August of this year to perform Immuron’s IMM-529 clinical study. Immuron has completed the site initiation and the site is open for enrolment. The first of 60 patients is scheduled to be randomized by end of September 2017. The Phase I/II randomized, double-blind, placebo-control clinical study is designed to evaluate the safety and preliminary efficacy of Immuron’s IMM-529 drug product for the treatment of CDI.

Eligible patients will be randomized, in addition to their standard of care treatment, to receive either IMM-529 or placebo three times daily for a total of 28 days which will then be followed by two months of monitoring for any recurrence of disease. The primary objective of the study is to assess IMM-529’s patient safety and tolerability, while secondary endpoints will evaluate the preliminary efficacy of the product evaluated by duration and severity of symptoms, and the rate of recurrence. Top-line results are anticipated in the fourth quarter of 2018.

The clinical study will be conducted under the leadership of Professor Yoseph Caraco, who is the head of the Clinical Pharmacology Unit at Hadassah Medical Center in Jerusalem, which specializes in early stage clinical studies. The protocol for the study was jointly developed by Immuron with Professor Caraco, Professor Allon Moses, Chairman of the Department of Clinical Microbiology and Infectious Diseases, and Professor Jacob Strahilevitz of the Department of Clinical Microbiology and Infectious Diseases at Hadassah.

Travelan Marketing Strategy Drives Sales Growth

Sales of Immuron’s flagship OTC travellers’ diarrhea treatment Travelan, enjoyed a strong 38 percent increase in sales compared to the same period last year.

May 2017 saw Travelan’s highest ever monthly sales in the US, reinforcing month-on-month revenue hikes. Much of the growth has come through our excellent partnership in the travel industry with Passport Health.

Our marketing strategy includes staff education in over 3,000 pharmacies, boosted point-of-sale advertising, closer relations with distributors and brokers, and better shelf positions.

We also sponsored a satellite symposium at the 15th Conference of the International Society of Travel Medicine (CISTM15). The symposium, on the overuse of antibiotics in travellers’ diarrhea, featured three renowned gastrointestinal experts and helped gain us exposure to more than 1,500 health professionals from 60 countries.

Collaboration with the US Department of Defence Expands

Immuron this year announced that it will expand the current scope of the cooperative research and development agreement executed in June 2016 with the Walter Reed Army Institute of Research (WRAIR), Silver Spring MD, USA. The Company also executed a cooperative research and development agreement with the Navel Medical Research Centre in August 2016. The current agreement will be expanded to include the development of three fluoroquinolone-resistant Shigella specific anti-microbial therapeutics for pre-clinical evaluation.

WRAIR will fund the evaluation of the anti-Shigella specific activity of our new antibodies, including assessing their protective capacity in established mouse and guinea pig small animal models. Joining the development program and expanding the scope of the program even further, will be the Armed Forces Research Institute of Medical Sciences (AFRIMS), headquartered in Bangkok, Thailand. AFRIMS will fund and perform the evaluation of these 3 Shigella specific therapeutics in Non-Human primate (NHP) clinical studies which results in the full clinical spectrum of the disease as seen in humans. The proposed work will be initiated once efficacy is proven in the small animal studies.

Page 6 of 21	ASX: IMC NASDAQ: IMRN

Directors’ Report (Continued…)

Shigella is a highly virulent pathogenic organism that can cause disease in humans at extremely low infectious doses. Exposure to as little as 10 to 100 bacteria can cause disease and therefore Shigella can spread easily from person to person. Infection in humans is characterised by the ability of Shigella to invade the mucosal epithelium, replicate intracellularly and spread intercellularly. Animal models that mimic the disease in humans are essential tools for studying Shigella pathogenesis and product efficacy.

The World Health Organisation (W.H.O.) has identified shigella as one of 12 families of bacteria that pose the greatest threat to human health. It estimates shigella causes about 165 million cases of dysentery a year, and kills more than a million people, mostly children in the developing world.

IMM-124E Progresses to Next Study Phase in Acute Colitis Model

Successful completion of stage one of the three stage IMM-124E colitis pre-clinical program has validated continuation of the research.

Conducted at the University of Zurich under the leadership of the renowned Professor Gerhard Rogler, the preclinical research data showed a beneficial biological effect of IMM-124E within the model. Professor Rogler is a leader in the field of Colitis and has authored more than 200 original peer reviewed articles.

Colitis, mostly identified with ulcerative colitis and Crohn’s disease, is a group of chronic and generally debilitating inflammatory bowel diseases affecting millions of people globally. The market for inflammatory bowel disease therapeutics could reach US$10 billion annually by 2021.

New Director Appointed

In April, we announced the appointment of Professor Ravi Savarirayan as a Director. Professor Savarirayan is a consultant clinical geneticist at the Victorian Clinical Genetics Services.

He is a certified specialist in clinical genetics and a fellow of the Royal Australasian College of Physicians who has published more than 150 peer-reviewed articles, sits on the editorial boards of four internationally distinguished medical journals and holds, or has held prominent office in several important international medical societies.

For and on behalf of the Company;

Dr Jerry Kanellos

Interim-Chief Executive Officer

Immuron Limited

Dated: This the 31st day of August 2017

Page 7 of 21	ASX: IMC NASDAQ: IMRN

Consolidated Statement of Profit or Loss and Other

Comprehensive Income

For the Year Ended 30 June 2017

		Consolidated entity
		2017	2016
	Notes		(Restated)
		$	$

Revenue
Sale of goods	3	1,396,197	1,001,077
Total operating revenue		1,396,197	1,001,077

Cost of goods sold		(337,546)	(301,435)
Gross profit		1,058,651	699,642

Direct Selling Costs
Sales and marketing costs		(407,751)	(133,781)
Freight costs		(135,377)	(134,967)
Total gross profit less direct selling costs		515,523	430,894

Other income		1,614,373	3,008,778

Expenses
Consulting, employee and director		(1,689,521)	(2,840,037)
Corporate administration		(1,381,809)	(1,320,570)
Depreciation		(4,922)	(3,892)
Finance fee costs		(24,483)	(341,600)
Impairment of inventory		(136,494)	(4,176)
Marketing and promotion		(789,608)	(487,591)
Research and development		(4,630,674)	(3,623,961)
Travel and entertainment expenses		(276,539)	(416,849)
Loss before income tax		(6,804,154)	(5,599,004)
Income tax expense		—	—
Loss for the period		(6,804,154)	(5,599,004)

Other comprehensive income for the period, net of tax		40,017	8,846
Total comprehensive loss for the period		(6,764,137)	(5,590,158)

		Cents	Cents
Basic/diluted loss per share	8	(6.4)	(7.3)
Earnings per share for profit attributable to the ordinary equity holders of the Company:
Basic earnings per share	8	(6.4)	(7.3)

The above Consolidated Statement of Profit or Loss and Other Comprehensive Income should be read in conjunction with the accompanying notes.

Page 8 of 21	ASX: IMC NASDAQ: IMRN

Consolidated Statement of Financial Position

As at 30 June 2017

	Consolidated entity
	2017	2016
		(Restated)
	$	$
ASSETS
Current assets
Cash and cash equivalents	3,994,924	2,290,639
Trade and other receivables	1,768,237	4,387,772
Inventories	2,336,127	2,056,067
Other current assets	168,366	74,943
Total current assets	8,267,654	8,809,421

Non-current assets
Property, plant and equipment	18,837	18,063
Total non-current assets	18,837	18,063

TOTAL ASSETS	8,286,491	8,827,484

LIABILITIES
Current liabilities
Trade and other payables	1,326,562	1,986,407
Borrowings	139,864	772,397
Other financial liabilities	226,000	1,128,117
Deferred revenue	19,139	—
Total current liabilities	1,711,565	3,886,921

Total liabilities	1,711,565	3,886,921

NET ASSETS	6,574,926	4,940,563

EQUITY
Issued capital	53,632,995	45,633,354
Reserves	2,470,417	2,128,566
Accumulated losses	(49,528,486)	(42,821,357)
TOTAL EQUITY	6,574,926	4,940,563

The above Consolidated Statement of Financial Position should be read in conjunction with the accompanying notes.

Page 9 of 21	ASX: IMC NASDAQ: IMRN

Consolidated Statement of Changes in Equity

For the Year Ended 30 June 2017

	Attributable to owners of Immuron Limited
			Accumulated
Consolidated entity	Issued capital	Reserves	losses	Total
	$	$	$	$
Balance at 1 July 2015	40,335,347	548,065	(37,542,573)	3,340,839
Loss for the period	—	—	(5,599,004)	(5,599,004)
Other comprehensive income	—	8,846	—	8,846
Total comprehensive income for the period	—	8,846	(5,599,004)	(5,590,158)

Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs	1,586,629	—	—	1,586,629
Treasury shares	(800,000)	—	—	(800,000)
Shares to be issued	4,511,378	—	—	4,511,378
Options issued/expensed	—	1,891,875	—	1,891,875
Lapse or exercise of share options	—	(320,220)	320,220	—
	5,298,007	1,571,655	320,220	7,189,882
Balance at 30 June 2016 (Restated)	45,633,354	2,128,566	(42,821,357)	4,940,563

Balance at 1 July 2016 (Restated)	45,633,354	2,128,566	(42,821,357)	4,940,563
Loss for the period	—	—	(6,804,154)	(6,804,154)
Other comprehensive income	—	40,017	—	40,017
Total comprehensive income for the period	—	40,017	(6,804,154)	(6,764,137)

Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs	7,927,766	—	—	7,927,766
Options and warrants issued/expensed	—	470,734	—	470,734
Lapse or exercise of share options	71,875	(168,900)	97,025	—
	7,999,641	301,834	97,025	8,398,500
Balance at 30 June 2017	53,632,995	2,470,417	(49,528,486)	6,574,926

The above Consolidated Statement of Changes in Equity should be read in conjunction with the accompanying notes.

Page 10 of 21	ASX: IMC NASDAQ: IMRN

Consolidated Statement of Cash Flows

For the Year Ended 30 June 2017

	Consolidated entity
	2017	2016
		(Restated)
	$	$

Cash flows from operating activities
Receipts from customers	1,413,676	1,114,596
Payments to suppliers and employees	(9,971,142)	(7,710,997)
Interest received	8,386	12,165
Interest and other costs of finance paid	(97,051)	(43,863)
Other - R&D tax concession refund and other government grants	1,615,043	1,469,763
Net cash used in operating activities	(7,031,088)	(5,158,336)

Cash flows from investing activities
Payments for property, plant and equipment	(5,696)	(2,441)
Net cash used in investing activities	(5,696)	(2,441)

Cash flows from financing activities
Proceeds from issues of shares and other equity securities	12,525,067	2,482,861
Proceeds from borrowings	500,000	2,950,000
Repayment of borrowings	(2,191,593)	(1,077,220)
Capital raising cost	(2,132,422)	(20,299)
Net cash provided by financing activities	8,701,052	4,335,342

Net increase (decrease) in cash and cash equivalents	1,664,268	(825,435)
Cash and cash equivalents at the beginning of the financial year	2,290,639	3,116,074
Effects of exchange rate changes on cash and cash equivalents	40,017	—
Cash and cash equivalents at end of period	3,994,924	2,290,639

The above Consolidated Statement of Cash Flows should be read in conjunction with the accompanying notes.

Page 11 of 21	ASX: IMC NASDAQ: IMRN

Notes to the Financial Statements

Note 1. Basis of Preparation

(a)	Basis of Preparation

This Preliminary Financial Report covers the entity of Immuron Limited and its controlled entities. The preliminary general purpose financial report for the period ended 30 June 2017 has been prepared in accordance with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Act 2001.

The Group’s Preliminary Financial Report does not include all notes of the type normally included in an annual financial report and therefore cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of the entity as the full financial report.

Compliance with AASB 134 “Interim Financial Report” ensures that the financial statements and notes of the entity comply with International Financial Reporting Standards equivalent IAS 34 “Interim Financial Reporting.”

(b)	Accounting Policies

All accounting policies adopted are consistent with the most recent Annual Financial Report for the year ended 30 June 2016. The consolidated entity has adopted all of the new, revised or amending Accounting Standards and Interpretation issued by the Australian Accounting Standards Board (‘AASB’) that are mandatory for the current reporting period. The adoption of these Accounting Standards and Interpretations did not have any significant impact on the financial performance or position of the consolidated entity.

New, revised or amending Accounting Standards and Interpretations adopted

Standard	Mandatory date for annual reporting periods beginning on or after)	Reporting period standard adopted by the company
AASB 2016-1 Amendments to Australian Accounting Standards – Recognition of Deferred Tax Assets for Unrealised Losses	1 January 2017	1 July 2017
AASB 2016-2 Amendments to Australian Accounting Standards – Disclosure Initiative: Amendments to AASB 107	1 January 2017	1 July 2017
AASB 2017-2 Amendments to Australian Accounting Standards - Further Annual Improvements 2014-2016 Cycle	1 January 2017	1 July 2017
AASB 9 Financial Instruments and related standards	1 January 2018	1 July 2018
AASB 15 Revenue from Contracts with Customers and AASB 2014-5 Amendments to Australian. Accounting Standards arising from AASB 15	1 January 2018	1 July 2018
AASB 2016-3 Amendments to Australian Accounting Standards – Clarifications to AASB 15	1 January 2018	1 July 2018
AASB 2016-5 Amendments to Australian Accounting Standards – Classification and Measurement of Share-based Payment Transactions	1 January 2018	1 July 2018
IFRIC 23 Uncertainty over Income Tax Treatments	1 January 2019	1 July 2019
AASB 16 - Leases	1 January 2019	1 July 2019

Page 12 of 21	ASX: IMC NASDAQ: IMRN

Notes to the Financial Statements (Continued…)

Management are currently assessing the impact of these new standards on the Group and have commenced an analysis on the impact of AASB 15 – Revenue from Contracts with Customers. At the date of writing whilst management does not expect this standard to have a material effect on the position of the Group, the potential impacts of this change are still being fully assessed.

(c)	Fair value measurement

Due to the nature of the Group’s operating profile, the Directors and management do not consider that the fair values of the Group’s financial assets and liabilities are materially different from their carrying amounts at 30 June 2017.

Note 2. Dividends

The company has not declared any dividends in the period ended 30 June 2017. (2016: $Nil)

Note 3. Revenue

The Group derives the following types of revenue:

	Consolidated entity
	2017	2016
		(Restated)
	$	$

Revenue from operating activities
Sale of goods	1,396,197	1,001,077
Total revenue from operating activities	1,396,197	1,001,077

Other income
Interest income	8,386	12,165
R&D tax concession refund	1,575,315	2,982,603
Other income	30,672	14,010
Total other income	1,614,373	3,008,778

Note 4. Segment Information

The entity has identified its operating segments based on the internal reports that are reviewed and used by the executive management team in assessing performance and determining the allocation of resources.

The executive management team considers the business from both a product and a geographic perspective and has identified three reportable segments.

Segments

Research and Development (R&D) – Income and expenses directly attributable to the company’s research and development projects performed in Australia, Israel and United States.

HyperImmune Products – Income and expenses directly attributable to Travelan activities which occur in Australia, New Zealand, United States and Canada.

Corporate – Other items of income and expenses not directly attributable to R&D or HyperImmune Products segment are disclosed as corporate costs. Corporate activities primarily occur within Australia. This segment includes interest expenses from financing activities and depreciation.

The Board assesses the performance of the operating segments at a number of operating levels including adjusted EBITDA.

Page 13 of 21	ASX: IMC NASDAQ: IMRN

Notes to the Financial Statements (Continued…)

Consolidated entity	Research & Development	HyperImmune Products	Corporate	Total
2017	$	$	$	$
Segment revenue & other income
Revenue from external customers	—	1,396,197	—	1,396,197
R&D tax concession refund	1,575,315	—	—	1,575,315
Interest income	—	—	8,386	8,386
Other income	25,000	5,672	—	30,672
Total Segment revenue & other income	1,600,315	1,401,869	8,386	3,010,570

Segment expenses
Depreciation	—	—	(4,922)	(4,922)
Finance fee costs	—	—	(24,483)	(24,483)
Share-based payments	(188,481)	—	(334,184)	(522,665)
Other operating expenses	(4,805,874)	(1,017,169)	(3,439,611)	(9,262,654)
Total segment expenses	(4,994,355)	(1,017,169)	(3,803,200)	(9,814,724)

Income tax expense	—	—	—	—
(Loss)/profit for the year	(3,394,040)	384,700	(3,794,814)	(6,804,154)

Assets
Segment assets	1,498,112	2,585,755	4,202,624	8,286,491
Total assets	1,498,112	2,585,755	4,202,624	8,286,491

Liabilities
Segment liabilities	(514,326)	(330,218)	(867,021)	(1,711,565)
Total liabilities	(514,326)	(330,218)	(867,021)	(1,711,565)

Consolidated entity	Research &	HyperImmune
2016	Development	Products	Corporate	Total
(Restated)	$	$	$	$
Segment revenue & other income
Revenue from external customers	—	1,001,077	—	1,001,077
R&D tax concession refund	2,982,603	—	—	2,982,603
Interest income	—	—	12,165	12,165
Other income	—	10,200	3,810	14,010
Total Segment revenue & other income	2,982,603	1,011,277	15,975	4,009,855

Segment expenses
Depreciation	—	—	(3,892)	(3,892)
Finance fee costs	—	—	(156,000)	(156,000)
Share-based payments	—	—	(2,079,375)	(2,079,375)
Other operating expenses	(3,623,961)	(570,183)	(3,175,448)	(7,369,592)
Total segment expenses	(3,623,961)	(570,183)	(5,414,715)	(9,608,859)

Income tax expense	—	—	—	—
(Loss)/profit for the year	(641,358)	441,094	(5,398,740)	(5,599,004)

Assets
Segment assets	1,512,840	2,318,860	4,995,784	8,827,484
Total assets	1,512,840	2,318,860	4,995,784	8,827,484

Liabilities
Segment liabilities	(769,434)	(538,806)	(2,578,681)	(3,886,921)
Total liabilities	(769,434)	(538,806)	(2,578,681)	(3,886,921)

Page 14 of 21	ASX: IMC NASDAQ: IMRN

Notes to the Financial Statements (Continued…)

Note 5. Contingent Liabilities and Assets

There has been no change in contingent liabilities and assets since the last annual reporting date.

Note 6. Contributed Equity

		30 June 2017		30 June 2016
	Note	No.	$	No.	$

Fully Paid Ordinary Shares
Balance at beginning of year		80,099,646	45,633,354	74,964,232	40,335,347
Shares issued during the year	6A	49,941,771	9,965,323	5,135,414	1,721,789
Shares to be issued		—	—	—	4,511,378
Movement to Retained Earnings		—	71,875	—	—
Treasury Shares		—	—	—	(800,000)
Transactions costs		—	(2,037,557)	—	(135,160)
Total Contributed Equity		130,041,417	53,632,995	80,099,646	45,633,354

During the Year ended 30 June 2017 the Company issued the following Ordinary Shares:

Table 6A
			Issue price	Total value
Date	Details	No.	$	$
7 July 2016	Right issue*	18,045,512	—	—
7 July 2016	Right issue	3,275,466	0.250	818,867
29 September 2016	Right issue to oversubscribes and private placement	3,968,916	0.250	992,229
2 December 2016	Shares under ESOP – for 6 months service (vesting monthly)	251,877	0.245	61,710
9 June 2017	Shares issued on NASDAQ (equivalent to 610,000 ADSs)**	24,400,000	0.332	8,092,517
		49,941,771		9,965,323

*As at 30 June 2016, the Company was committed to issue 18,045,512 of ordinary shares in relation to the $4,511,378 received in capital raising. These shares were subsequently issued to respective holders on 7 July 2016. 2,418,129 of these new fully paid ordinary shares were issued to Grandlodge on the same terms and conditions as all other subscribers.

**Grandlodge participated on the NASDAQ IPO and acquired 32,707 ADRs and 32,707 warrants over ADRs (1 ADR = 40 ordinary shares).

The value of all share based payments of stock is per the terms of an underlying agreement or based on the fair value of the stock on the date of the transaction.

Page 15 of 21	ASX: IMC NASDAQ: IMRN

Notes to the Financial Statements (Continued…)

Note 7. Reserves

		30 June 2017		30 June 2016
				(Restated)
	Note	No.	$	No.	$

Options over Fully Paid Ordinary Shares
Balance at beginning of year		9,937,629	2,132,301	7,188,676	560,646
Options/warrants issued during the year	7A	56,002,894	136,784	7,425,532	285,600
Options exercised during the year		—	—	(1,060,166)	(71,875)
Expense of vested options		—	333,950	—	1,606,275
Lapse of unexercised options		(2,250,000)	(168,900)	(3,616,413)	(248,345)
Total Option Reserves		63,690,523	2,434,135	9,937,629	2,132,301
Foreign Currency translation reserve			36,282		(3,735)
Total Reserves			2,470,417		2,128,566

During the Year ended 30 June 2017 the Company issued the following Options and Warrants:

Table 7A
			Issue price*	Total value
Date	Details	No.	$	$
7 July 2016	Right issue	18,045,512	—	—
7 July 2016	Right issue	3,275,466	—	—
29 September 2016	Right issue to oversubscribes and private placement	3,968,916	—	—
9 December 2016	Unlisted options in lieu of services	200,000	0.143	28,620
9 June 2017	Options issued to cover equivalent of 610,000 warrants on issue with NASDAQ	24,400,000	0.00033	8,101
9 June 2017	Options to be issued to cover equivalent of 35,075 warrants with NASDAQ	1,403,000	0.00033	463
13 June 2017	Options issued to cover equivalent of 91,500 warrants on issue with NASDAQ	3,660,000	0.00033	1,215
22 June 2017	Unlisted options in lieu of services	1,050,000	0.094	98,385
		56,002,894		136,784

*Issue price has been rounded for presentation of this report.

On 22 June 2017, the Company issued Professor Ravi Savarirayan, a Non-Executive Director of Immuron Limited, 1,000,000 unlisted options exercisable at $0.50 on or before 27 Nov 2019. These options are currently held in escrow and cannot be exercised until shareholder approval is granted.

Note 8. Loss Per Share

		30 June 2017	30 June 2016
			(Restated)
		$	$
Basic/Diluted loss per share (cents)		(6.4)	(7.3)
a)	Net loss used in the calculation of basic and diluted loss per share	(6,804,154)	(5,599,004)
b)	Weighted average number of ordinary shares outstanding during the period used in the calculation of basic and diluted loss per share	105,866,110	76,435,993

Page 16 of 21	ASX: IMC NASDAQ: IMRN

Notes to the Financial Statements (Continued…)

Note 9. Related Party Transactions

	30 June 2017	30 June 2016
	$	$
Short-term Loan from Grandlodge Capital Pty Ltd:
Grandlodge Capital Pty Ltd (Grandlodge) is an entity part-owned and operated by Immuron Directors Peter and Stephen Anastasiou. Mr David Plush is also an owner of Grandlodge, and its associated entities.

On 1 December 2015, 6 June 2016 and 9 May 2017, Immuron executed a short-term funding agreement with Grandlodge for a principle amount of $1,000,000 (interest rate 13%), $750,000 (interest rate 15%) and $500,000 (interest rate 15%) respectively.

The short-term funding is a cash advance against the anticipated refund Immuron will receive from the Australian Taxation Office under the Research and Development Income Tax Concession Incentive for the Company’s eligible R&D expenditure incurred for financial year of 2016 and 2017.

Loan from December 2016, June 2016 and May 2017, plus applicable fees and interest, was repaid to Grandlodge on 10 February 2016, 2 December 2016 and 23 June 2017, respectively. Interest expense was approximately $57,000 and $31,000 for the years ended 30 June 2017 and 2016, respectively. In addition, the Company incurred approximately $35,000 of loan fees for the year ended 30 June 2016.
Total paid by the Company to Grandlodge Pty Ltd during the year:	1,329,007	1,043,863
At year end the Company owed Grandlodge Pty Ltd:	NIL	772,397

	30 June 2017	30 June 2016
	$	$
Services rendered by Grandlodge Pty Ltd to Immuron Ltd:
Grandlodge, and its associated entities, are marketing, warehousing and distribution logistics companies.

Commencing on 1 June 2013, Grandlodge was contracted on commercial market arms-length terms to provide warehousing, distribution and invoicing services for Immuron’s products for $70,000 per annum. These fees will be payable in new fully paid ordinary shares in Immuron Limited at a set price of $0.16 per share representing Immuron Limited’s share price at the commencement of the agreement.

The shares to be issued to Grandlodge, or its associated entities, as compensation in lieu of cash payment for the services rendered under this agreement have been subject to the approval of Immuron shareholders at Company shareholder meetings held over the past 18 months.

Grandlodge will also be reimbursed in cash for all reasonable costs and expenses incurred in accordance with their scope of works under the agreement, unless both parties agree to an alternative method of payment.

The agreement is cancellable by either party upon providing the other party with 30 days written notice of the termination of the agreement.

Service fees paid to Grandlodge Pty Ltd during the year through the issue of equity:	NIL	87,500
Total paid by the Company to Grandlodge Pty Ltd during the year:	NIL	87,500
At year end the Company owed Grandlodge Pty Ltd:	105,000	35,000

Page 17 of 21	ASX: IMC NASDAQ: IMRN

Notes to the Financial Statements (Continued…)

	30 June 2017	30 June 2016
	$	$
Premises Rental services received from Wattle Laboratories Pty Ltd to Immuron Ltd:
Wattle Laboratories Pty Ltd (Wattle) is an entity part-owned and operated by Immuron Directors Peter and Stephen Anastasiou.

Commencing on 1 January 2016, Immuron executed a Lease Agreement with Wattle whereby Immuron will lease part of their Blackburn office facilities for Immuron’s operations at an arms-length commercial rental rate of $38,940 per annum, payable in monthly instalments. The rental agreement is subject to annual rental increases, and effective 1 January 2017, the annual rent was increased to $39,525.

The lease is for a 3 year term with an additional 3 year option period.

The lease is cancellable by either party upon 6 months written notice of termination of the agreement.

Total paid by the Company to Wattle Laboratories Pty Ltd during the year:	35,792	19,470
At year end the Company owed Wattle Laboratories Pty Ltd:	Nil	21,417

Foreign Currency purchase:

On 25 August 2016 on behalf of Immuron, Grandlodge purchased US$1,500,000 at the cost of AUD$1,968,762. On the same day Immuron paid Grandlodge AUD$1,968,762 to settle this transaction. On 12 September 2016 Grandlodge returned the USD$1,500,000 purchase to Immuron. Grandlodge received no financial gains or benefits from this transaction.

Note 10. Adjustment to previously lodged financial statements.

Subsequent to the issue of the financial statements for the period ended 30 June 2016, for the purpose of the US NASDAQ filing process, management reviewed and re-assessed it’s estimates surrounding the accounting treatment applied to the valuation of Unlisted Options issued in lieu of cash payment during the FY2016 financial year for additional services as per Resolution 5A-5D of the AGM held on 25 Nov 2015.

The financial statements for the 30 June 2016 valued the Options using the recommended and accepted Black-Scholes methodology for determining the fair value of the options in accordance with AASB 2 – Share Based Payments. The Company re-assessed the underlying assumptions and estimates surrounding the original Black and Scholes inputs and it was determined that the original volatility input of 42%, was too low. Accordingly, the Company has recalculated the value of the Unlisted Options using the Black and Scholes model including a volatility input of 100% which has effectively increased the share based payment expense associated with the Unlisted Options. This difference in this valuation pertaining to the FY2016 portion of the Unlisted Option expense has been subsequently recorded in the FY2016 financial period effectively restating the original FY2016 presented numbers.

Page 18 of 21	ASX: IMC NASDAQ: IMRN

Notes to the Financial Statements (Continued…)

The impact on the Consolidated Statement of Comprehensive Income and Consolidated Balance Sheet were accordingly restated, as follows:

	Amounts Reported on ASX 30 June 2016 $	Reassessment of unlisted options $	Reclassification $	Amounts reported in these financial statements $
Revenue
Sale of goods	1,155,523	—	(154,446)	1,001,077
Total operating revenue	1,155,523	—	(154,446)	1,001,077
Cost of goods sold	(301,435)	—	—	(301,435)
Gross profit	854,088	—	(154,446)	699,642
Sales and marketing costs	(288,227)	—	154,446	(133,781)
Freight costs	(134,967)	—	—	(134,967)
Total gross profit less direct selling costs	430,894	—	—	430,894

Other income	3,008,778	—	—	3,008,778

Expenses
Consulting, employee and director	(1,630,700)	(1,209,337)	—	(2,840,037)
Corporate administration	(1,320,570)	—	—	(1,320,570)
Depreciation	(3,892)	—	—	(3,892)
Finance fee costs	(341,600)	—	—	(341,600)
Impairment of inventory	(4,176)	—	—	(4,176)
Marketing and promotion	(487,591)	—	—	(487,591)
Research and development	(3,623,961)	—	—	(3,623,961)
Travel and entertainment expenses	(416,849)	—	—	(416,849)
Loss before income tax	(4,389,667)	(1,209,337)	—	(5,599,004)

Income tax expense	—	—	—	—
Loss for the period	(4,389,667)	(1,209,337)	—	(5,599,004)
Other comprehensive income/(loss) for the period, net of tax	—	—	—	—
Total comprehensive loss for the period	(4,389,667)	(1,209,337)	—	(5,599,004)
Basic/diluted loss per share	5.7			7.3

	Amounts Reported on ASX 30 June 2016 $	Adjustment Recognised $	Reclassification $	Amounts reported in these financial statements $

EQUITY
Issued capital*	46,505,229	(871,875)	—	45,633,354
Reserves	847,353	1,281,213	—	2,128,566
Accumulated losses	(41,612,019)	(1,209,337)	(1)	(42,821,357)
Total equity	5,740,563	(799,999)	(1)	4,940,563

*	A re-classification of Escrow Treasury Shares previously recorded as an Asset has resulted in a $800,000 reduction in the Company’s Assets and a corresponding increase in Company’s equity reserves.

There has been some reclassification within the Statement of Cash Flow however, the net effect was not impacted.

The re-classification had no impact on the overall results of the Company’s financial statement or position.

Page 19 of 21	ASX: IMC NASDAQ: IMRN

Notes to the Financial Statements (Continued…)

Note 11. Audit

These accounts are currently in the process of being audited. An Annual report for the year ended 30 June 2017 containing the Audit Reports shall be provided in due course.

Note 12. Events Occurring after the Reporting Date

28 July 2017 –	The Company issued 399,045 fully paid ordinary shares for repayment of $75,333.35 Convertible Note Security in accordance with executed funding agreement with a New York based Investment funds provider announced to the ASX on 17 February 2017.

3 Aug 2017 –	The Company announced to the ASX the resignation of Mr Thomas Liquard and the appointment of Dr Jerry Kanellos as the interim CEO. Immuron’s Chief Operating and Scientific Officer Dr Jerry Kanellos assumed the role of Interim-Chief Executive Officer from 1 August 2017. For Dr Kanellos’ increased role at Immuron his total remuneration package has increased to $230,000 per annum. Dr Kanellos’ contract has a 30-day termination notice period.

Page 20 of 21	ASX: IMC NASDAQ: IMRN

Company Directory

Australian Company Number (ACN)
063 114 045

Directors
Dr. Roger Aston
Mr. Peter Anastasiou
Mr. Stephen Anastasiou
Mr. Daniel Pollock
Prof. Ravi Savarirayan

Interim Chief Executive Officer (CEO)
Dr. Jerry Kanellos

Principal Place of Business
Unit 10, 25-37 Chapman Street,
Blackburn North, Victoria, 3130
Australia
Telephone:	+ 61 (0)3 9824 5254
Facsimile:	+ 61 (0)3 9822 7735

Share Registry – Australia
Security Transfer Registrars
770 Canning Highway
Applecross WA 6153

Telephone:	+61 (0)893152333
Facsimile:	+61 (0)893152233

Share Registry – USA
Bank of New York
225 Liberty Street
New York, NY 102286
United States of America
Telephone:	+ 1 212 495 1784

Auditors - Australia
William Buck
Level 20, 181 William Street
Melbourne, Victoria, 3000
Australia
Telephone:	+61 (0)3 98248555

Auditors - USA
Marcum LLP
1600 Market Street
32nd Floor, Philadelphia PA 19103
United States of America
Telephone:	+ 1 215 297 2524

Immuron Limited is a Public Company Limited by shares and is domiciled in Australia.

Non-Executive Chairman
Deputy Executive Vice Chairman
Non-Executive Director
Non-Executive Director
Non-Executive Director

Company Secretaries
Mr. Phillip Hains
Mr. Peter Vaughan

Registered Office
Level 3, 62 Lygon Street
Carlton, Victoria, 3053
Australia
Telephone:	+ 61 (0)3 9824 5254
Facsimile:	+ 61 (0)3 9822 7735

Solicitors - Australia
Francis Abourizk Lightowlers
Level 16, 356 Collins Street
Melbourne, Victoria, 3000
Australia
Telephone:	+61 (0)3 9642 2252

Solicitors - USA
Steven J. Glusband
Carter Ledyard & Milburn LLP
2 Wall Street, New York,
New York, USA 10005
Telephone:	+ 1 212 238 8605

Bankers
National Australia Bank (NAB)
330 Collins Street,
Melbourne, Victoria, 3000
Australia

Securities Quoted
Australian Securities Exchange (Code: IMC)
NASDAQ Exchange (Code: IMRN)

Websites
www.immuron.com
www.travelan.com.au

Page 21 of 21	ASX: IMC NASDAQ: IMRN